

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 6, 2017

John P. Yeros
Chief Executive Officer
EVO Transportation & Energy Services, Inc. (fka Minn Shares Inc.)
8285 West Lake Pleasant Parkway
Peoria, AZ 85382

> **Re:** **EVO Transportation & Energy Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 18, 2017**
> **File No. 0-54218**

Dear Mr. Yeros:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products